

August 1, 2011

Via Email
Jennifer M. Champagne
Chief Financial Officer
Cornerstone Bancorp
1670 East Main Street
Easley, SC 29640

     Re: **Cornerstone Bancorp**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed March 30, 2011
            Form 10-Q for Fiscal Quarter Ended March 31, 2011
            Filed May 12, 2011
            File No. 000-51950

Dear Ms. Champagne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 16

1. We note from the Loan Portfolio Composition table on page 18 that Real Estate – construction and development loans comprised 34.9% of your total loans at December 31, 2010. We also note your disclosure from Note 5 beginning on page 40 that these loans represented 75% of your nonaccrual loans at December 31, 2010 and 79% of your charge-offs for the year then ended. Given the higher risk nature of these loans and considering their significance to your loan portfolio, please revise future filings to include the following:

- A robust description of the loans within this portfolio (e.g. whether commercial, residential land development, etc; type of collateral securing the loan; any geographical or other concentration; whether the loan portfolio and / or associated nonaccrual loans consist of a few large credits or a large number of small credits, etc.);

- The observed changes in asset quality and trends in the periods presented and the impact on the allowance; and

- If your allowance has not proportionally followed the levels of your non-performing loans, a discussion of the reasons why.

2. We note your disclosure on page 19 that your impaired loans will generally be your nonperforming loans, and that at December 31, 2010, all but one of your nonaccrual loans was considered to be collateral dependent. As it relates to your impaired construction loans, please tell us and revise your future filings to disclose the following:

- How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

- The typical timing surrounding the recognition of a construction loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

- How you classify and account for any partially charged-off construction loans subsequent to receiving an updated appraisal. For example, consider disclosing whether these loans are returned to performing status or they remain as non-performing status.

3. If you have a material amount of construction loans with interest reserves, consider disclosing the following:

- Your policy for recognizing interest income on those loans;

- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

- Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

- Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves; and

- Whether any of your loans with interest reserves are currently non-performing.

Regulatory Actions, page 25

4. We note that you have entered into agreements with the Federal Reserve Bank of Richmond and the Office of the Comptroller of the Currency ("OCC"). With regard to the OCC agreement, please revise future filings to discuss the ways in which you are identifying and managing concentrations of credit risk. Specifically, discuss what types of credit risk concentrations you are identifying and the actions you are taking to manage such concentrations. Briefly discuss the steps you are taking to respond to the other requirements of the OCC agreement. Provide us with your proposed revised disclosure.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies and Activities – Allowance for loan losses, page 35

5. Please revise future filings to discuss in detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a certain number of days past due?). Your disclosure should address the triggering events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Note 5 – Loans, page 40

6. Please revise future filings to explicitly disclose and quantify in Notes 1 and 5 the recorded investment of your loan portfolio segments and classes of financing receivables. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining your portfolio segments. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. In preparing your response, please quantify the amount of home equity and second mortgage loans (2nd lien loans) in your portfolio at each period end, clearly identify in which segment / class these loans are included and explain the consideration given to identifying these loan types as a separate segment or class of financing receivable.

7. Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

8. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

9. We note that you do not appear to present an allocation of your allowance for loan losses table required by Item IV.B of Industry Guide III. Please provide us with your proposed disclosures as of December 31, 2010 and revise future filings to include all of the disclosures required by Industry Guide III.

10. Please revise future filings to disclose the following:

   - A description of each of the credit quality indicators. Refer to ASC 310-10-50-29(a).

   - The recorded investment by credit quality indicator. Refer to ASC 310-10-50-29(b).

   - For each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c).

   - If using internal risk ratings, qualitative information on how they relate to the likelihood of loss. Refer to ASC 310-10-50-30.

11. Please revise future filings to disclose all of the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented.

12. Please revise future filings to disclose all of the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

13. Please revise future filings to disclose the amount of interest income recognized on impaired loans that represent the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Note 14 – Income Taxes, page 45

14. Please tell us, and revise your future filings to explain, how you considered that you appear to be in a 3-year cumulative loss position when determining the amount of any valuation allowance needed against your deferred tax assets. At a minimum, please address the following when preparing your response and revised disclosures for future filings:

   - Provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance.

   - Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.

   - Clearly disclose the expiration of your tax loss carryforwards, if applicable.

- To the extent that you believe a valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is "more likely than not" that future earnings will be sufficient to realize the remaining deferred tax assets.

- To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

Refer to guidance starting at ASC 740-10-30-16.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 15 of Definitive Proxy Statement on Schedule 14A

15. We note the disclosure on page 15 of your definitive proxy statement that loans made to certain directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K. Refer also to Regulation S-K Compliance & Disclosure Interpretation 130.05.

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Item 1 – Financial Statements
Notes to Unaudited Consolidated Financial Statements, page 6

16. We note that you included *some* of the ASU 2010-20 disclosures related to your financing receivables in your MD&A, but did not include any of the disclosures in the notes to your financial statements. Please revise future filings to disclose *all* of the information required by ASU 2010-20 in the notes to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief